Exhibit 99.1

ReneSola Announces Change of Auditor

Shanghai, China, December 19, 2017 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, announced today that it has appointed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as the Company’s independent registered public accounting firm with immediate effect. PwC replaces Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), the former independent auditor. The appointment of PwC was made after careful consideration and evaluation process by the Company and approved by the Board of Directors and the Audit Committee of the Company.

The Company would like to thank the Deloitte team for their services over the past several years. The Company is working closely with Deloitte and PwC to ensure a seamless transition.

Deloitte’s report on the Company’s consolidated financial statements for the past two years did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. The Company and Deloitte did not have any disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement in connection with its report on the Company's consolidated financial statements during the two most recent fiscal years and subsequent interim period.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

+86 (21) 6280-9180 x106

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com